Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213043

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 4(II) DATED JULY 20, 2017

TO THE PROSPECTUS DATED APRIL 17, 2017

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 17, 2017 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of August 1, 2017;

•	to disclose the calculation of our June 30, 2017 net asset value (“NAV”) per share for all share classes; and

•	to provide an update on the status of our current public offering (the “Offering”).

August 1, 2017 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2017 (and repurchases as of July 31, 2017) is as follows:

Transaction Price (per share)
Class S	$10.2904
Class T	$10.1721
Class D	$10.2648
Class I	$10.2791

The transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2017. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since the end of the prior month that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

June 30, 2017 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.bxreit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2017 along with the immediately preceding month.

The following tables provide a breakdown of the major components of our total NAV and NAV per share as of June 30, 2017 ($ and shares in thousands, except per share data):

Components of NAV	June 30, 2017
Investments in real properties	$1,550,325
Investments in real estate related securities	291,549
Cash and cash equivalents	31,296
Restricted cash	92,861
Other assets	9,996
Debt obligations	(930,436)
Subscriptions received in advance	(88,657)
Other liabilities	(36,250)
Accrued performance participation allocation	(5,241)
Accrued stockholder servicing fees(1)	(516)

Monthly NAV	$914,927

Number of outstanding shares	88,930

(1)	Accrued stockholder servicing fees only apply to Class S, Class D, and Class T shares.

NAV Per Share	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Total
Monthly NAV	$734,552	$178,015	$2,227	$133	$914,927
Number of outstanding shares	71,382	17,318	217	13	88,930

NAV Per Share	$10.2904	$10.2791	$10.2648	$10.1721

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2017 valuations, based on property types. Once we own more than one retail property we will include the key assumptions for this property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	7.8%	5.8%
Industrial	7.2%	6.8%
Hospitality	9.8%	9.5%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Industrial Investment Values	Hospitality Investment Values
Discount Rate (weighted average)	0.25% decrease	+1.9%	+1.9%	+1.0%
	0.25% increase	(1.8%)	(1.8%)	(0.9%)
Exit Capitalization Rate (weighted average)	0.25% decrease	+2.8%	+2.4%	+1.9%
	0.25% increase	(2.6%)	(2.2%)	(1.8%)

The following tables provide a breakdown of the major components of our total NAV and NAV per share as of May 31, 2017 ($ and shares in thousands, except per share data):

Components of NAV	May 31, 2017
Investments in real properties	$1,387,738
Investments in real estate related securities	237,737
Cash and cash equivalents	20,726
Restricted cash	79,950
Other assets	8,180
Debt obligations	(861,659)
Subscriptions received in advance	(75,525)
Other liabilities	(22,362)
Accrued performance participation allocation	(3,066)
Accrued stockholder servicing fees(1)	(461)

Monthly NAV	$771,258

Number of outstanding shares	75,736

(1)	Accrued stockholder servicing fees only apply to Class S and Class D shares. No Class T shares were outstanding as of May 31, 2017.

NAV Per Share	Class S Shares	Class I Shares	Class D Shares	Total
Monthly NAV	$634,835	$134,621	$1,802	$771,258
Number of outstanding shares	62,344	13,215	177	75,736

NAV Per Share	$10.1828	$10.1868	$10.1604

Status of our Current Public Offering

As of the date hereof, we had issued and sold 101,907,828 shares of our common stock (consisting of 81,505,866 Class S shares, 19,488,719 Class I shares, 377,132 Class D shares, and 536,111 Class T shares) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.

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